confidential and draft General Agriculture Corp. July 2015 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-200292 July 10, 2015

confidential and draft This presentation may contain forward - looking statements that involve assumptions based on the risks and uncertainties surrounding the industry and the company. If any of those assumptions proved incorrect, the results of General Agriculture Co rp. could differ materially from the results expressed or implied by the forward - looking statements presented. All statements other than statements of historical fact could be deemed forward - looking statements, including: any projections of product or service availability, customer growth, earnings, revenues, or other financial items; any statements regarding strategies or plans of management for future operations; any statements concerning new, planned, or upgraded services or developments; statements about current or future economic conditions; and any statements of belief. The risks and uncertainties referred to above include - but are not limited to - risks associated with possible fluctuations in our financial and operating results; our rate of growth; interruptions or delays in our service or our presentation hosting; brea che s of our security measures; the financial impact of any previous and future acquisitions; the nature of our business model; our ab ili ty to continue to release, and gain customer acceptance of, new and improved versions of our service; successful customer deploymen t and utilization of our existing and future services; competition; the emerging markets in which we operate; our ability to hi re, retain and motivate employees and manage our growth; changes in our customer base; technological developments; regulatory developments; litigation related to intellectual property and other matters; and general developments in the economy, financi al markets, and credit markets. Further information on these and other factors that could affect our financial results is included in the reports on Forms 10 - K, 10 - Q and 8 - K and in other filings we make with the Securities and Exchange Commission from time to time. These documents and others containing important disclosures are available on the SEC Filings section of the Investor Information section of compa ny’ s web site. General Agriculture Corp. assumes no obligation and does not intend to update these forward - looking statements, except as required by law. Any unreleased services or features referenced on this presentation, press releases, website or public statements are not cur ren tly available and may not be delivered on time or at all. Customers who purchase General Agriculture Corp. applications should ma ke their purchase decisions based upon features that are currently available. Safe Harbor Statement confidential and draft The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communicat ion relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has fil ed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiti ng EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offer ing will arrange to send you the prospectus if you request it by calling 86 - 10 - 64097316 or emailing 13681122733@163.com. Additional Information confidential and draft Corporate Summary Market Overview Competitive Analysis Growth Strategy Financial Highlights Management Team Investment Highlights Contents

confidential and draft Corporate Summary

confidential and draft Company Overview General Agriculture Corp . (the “Company,”), together with its subsidiaries, is one of the leading producers of Gannan navel oranges in China, with operations that include the planting, post - harvest processing and temperature controlled preservation and storage of navel oranges . Located in Southern Jiangxi Province, identified by the Chinese government as the “hometown of the navel orange industry in China,” the Company and its General Red brand name have received numerous honors and certifications, including the “High Quality Navel Orange” awarded by China (Ganzhou) Navel Orange Festival committee, and “China Famous Fruit” awarded by China Fruit Distribution Association . Our vertically integrated operations provide us with distinct competitive advantages and our goal is to become the largest integrated grower, packager and distributor of navel oranges in China .

confidential and draft Business Model The Company’s vertically integrated business model includes the management of our navel orange orchards, planting, growing, harvesting, post - harvest processing, temperature - controlled preservation and storage, and the subsequent sale and distribution of navel oranges and brand promotion throughout the PRC . Upstream Midstream Downstream Planting Growing Harvesting and Post - harvest Processing Temperature Controlled Preservation and Storage Sale and Distribution Brand Promotion Quality Control , Supervision and Management

confidential and draft Business Model Management of Navel Orange Production As of March 31 , 2015 , we have established significant navel orange planting areas with about 1 , 022 , 014 planted trees covering approximately 27 , 000 mu (almost 4 , 380 acres) . The lifetime of a navel orange tree is 40 - 50 years with 30 years of high yield production (usually enters into high yield production in 5 - 7 years) . As illustrated by the table below, the Company has implemented a production and procurement model that provides a stable source of supply and flexible cost control mechanisms . The data set forth below is as of September 30 , 2014 : Product Sources Mu( Acres) Planted Trees % of plante d trees Output (kg) % of output Description Company Owned Orchards (A) 4,006 (660) 48,513 6% 2,290,455 10% Direct employees are hired with no third party involved. Company Owned Orchards (B) 6,022 (992) 180,093 21% 8,104,185 37% Local farmers are contracted to manage the orchards, and are paid a fixed fee per tree. Leased Orange Orchards 13,053 (2,150) 618,258 73% 11,786,378 53% Enter into short - term sales contracts with farmers, and divide the production yield, 60% to the Company and 40% to the farmers. Total 23,081 （ 3,802 ） 846,864 100% 22,181,018 100% Note: Approximately 6,616,500 kg navel oranges were purchased from third parties in the period ended September 30, 2014 confidential and draft Business Model Temperature Controlled Preservation and Storage Our high tech temperature controlled preservation and storage facility, purchased from the Dutch company STOREX B . V . , is over 19 , 000 square meters, with a storage capacity of 7 , 000 metric tons . We believe o ur preservation capabilities enable to extend our navel oranges shell life by approximately six months, which enables us to sell our oranges at a higher price during the off - season . Our air - controlled storage technology enables us to not only control the temperature but also the composition of the air in our facility (i . e . adjustment of oxygen and carbon dioxide content) . A nitrogen rich air environment slows down the oxidation process and prolongs the life of the fruits . Our competitors in the orange preservation space use mostly cold storage technology .

confidential and draft Business Model Post - Harvest Processing Our post - harvest processing, which includes our high tech selection and packaging machinery, was purchased from the French group MAF RODA and the English group Sinclair International, and enables us to clean, select, classify and send the navel oranges to pre - storage with high efficiency . Post - Harvest Commercial Process Harvesting Selecting Classifying Cleaning Disinfecting Waxing Labeling Pre - cooling Storage Packing Transportation confidential and draft Business Model Sales and Distribution The Company does not engage in direct sales and all sales contracts are with regional distributors . Currently, there are three types of distribution licenses : • Exclusive license : Distributor is the sole and exclusive distributor in a specified region • Non - Exclusive license : Up to two distributors are granted non - exclusive licenses in a specified region • General license : Distributor is granted the right to sell in a region not covered by an exclusive or non - exclusive license

Major Customers and production confidential and draft 9% 30% 44% 17% Production * Owned Orchard （ A ） Owned Orchard （ B ） Lease Orchard Purchased from 3rd Party During the year ended September 30, 2014, sales to the Company’s five largest customers accounted for less than 50% of the total sales. *The production output refers to the year ended September 30, 2014 confidential and draft Market Overview

confidential and draft Market Overview China has great potential for post - harvest processing of fresh fruits ** ： * Source: Beijing Huajing Zongheng Information and Statistics Center * * Source: Agricultural Product Cold - Chain Logistics Development Plan , National Development and Reform Commission, 2010 2014 - 2016 national navel orange supply and demand forecast Navel orange production in China has grown at a 21 % compound annual rate since 2000 . However, the industry is still very fragmented with a large number of small - scale farmers .

confidential and draft Market Outlook * Source: National Bureau of Statistics of China • Market Demand We anticipate that the demand for navel oranges in China will continue to increase . According to the Ministry of Agriculture of China, the per capita annual consumption of fresh oranges is 12 . 7 kg in China, compared with 17 . 2 kg worldwide, thus suggesting a significant market potential . According to the Beijing Huqing Zongheng Information and Statistics Center, domestic production is forecast to grow at 15 % annually over the next three years . • Governmental Support The Chinese government has identified the Gannan area of Southern Jiangxi Province as the “hometown of the navel orange in China,” and it has been supportive of local producers . The Ministry of Agriculture named Gannan navel oranges as one of the nine competitive agricultural products in the country . General Red , as one of the leading brands in the area, plays a decisive role in Gannan’s navel orange industry . • Consumer Disposable Income and Pursuit of Healthy Foods

confidential and draft Competitive Analysis

confidential and draft Compare with Major Competitors Company Name Planting Base (mu) Sorting Line Capacity (ton/hour) Storage Facility Capacity (tons) Total Area Area of Organic Planting base for navel orange Xingguo General Fruit Industry Development Co., Ltd. 22,000 12,000 40 7,000 Anyuan County Anshengda Fruit Industry Co., Ltd. 5,000 N/A 50 20,000 Jiangxi Yangshi Nanbei Fresh Fruit Co., Ltd. N/A N/A 120 20,000 Jiangxi Wangpin Agricultural Science and Technology Development Co., Ltd. 5,600 N/A 30 N/A Jiangxi Shengwei Fruit Industry Co., Ltd. N/A N/A 20 8,000 Jiangxi Shengdi Fruit Industry Development Co., Ltd. 3,000 N/A N/A N/A Xinfeng County Yuhe Agricultural Development Co., Ltd. N/A N/A 65 30,000 Xunwu County Yuanxing Fruit Industry Co., Ltd. 3,000 N/A 40 5000 Huichang County Lvfeng Fruit Industry Co., Ltd. N/A N/A 20 9000 * As of March 31, 2015.

confidential and draft Competitive Strengths • Vertically Integrated Operations As one of the leading vertically - integrated growers of Gannan navel oranges, we exercise strict and direct control over the source and quality of our navel oranges which we believe gives us a distinct competitive advantage . • Geographic Advantage The strategic locations of our planting areas offer numerous advantages, including desirable climate conditions and soil for cultivating oranges, as well as proximity to China’s extensive transportation network . • Quality of Oranges and Brand Name We are committed to distributing oranges that meet the highest quality standards . The company has received more than 20 certificates and honors for our oranges and our preservation facility, including GB/T 19001 - 2008 /ISO 9001 - 2008 certificates, the “High Quality Navel Orange” awarded by China (Ganzhou) Navel Orange Festival committee, and “China Famous Fruit” awarded by China Fruit Distribution Association . • Technology Advantage Our high tech sorting machines enable the Company to clean, select, classify and send the navel oranges to pre - storage with high efficiency, while our controlled atmosphere storage and preservation technology allows us to maintain a storage period of up to 6 - 8 months, improve orange appearance and color, and retain a fresh flavor, which we believe enables us to sell navel oranges at a higher price during the off - season . • Expert Management Team Our management team has acquired extensive expertise through formal education on farming techniques, in - house training and several years experience in the navel orange industry .

confidential and draft Growth Strategy

confidential and draft Growth Strategy • Expand Production Scale The Company plans to invest all of the proceeds of the offering in the Gannan region to increase the number of leased orange trees by approximately 300 , 000 . Compared to the acquisition of new orchards, leasing provides significant advantages such as a lower - cost, shorter maturity cycle and lower risk . • Continuous Efficiency and Quality Improvement We intend to continue investment in the training and formation of our management and expert team in order to keep improving the efficiency of our operations and the quality of our navel oranges. • Promote General Red Brand Name We plan to keep promoting and enhancing the General Red brand by placing trademark signs and advertisements, employing consistent product management systems and high standards for product quality and conducting online marketing campaigns . • Build B 2 B/B 2 C Online Platform We intend to establish a B 2 B and B 2 C e - commerce platform, which will also serve for online marketing initiatives .

confidential and draft Financial Highlights

confidential and draft Income Statement Financial Results (All numbers USD) For the Year Ended September 30, 2014 As a % of Total Sales For the Year Ended September 30, 2013 As a % of Total Sales Sales $19,451,820 100% $17,490,837 100% Gross Profit $11,256,191 58% $ 9,924,891 57% Operating Income $ 9,798,354 50% $ 8,146,403 47% Net Income $ 9,897,515 51% $ 8,172,458 47% Financial Results (All numbers USD in thousands) For the Six Months Ended March 31, 2015 As a % of Total Sales For the Six Months Ended March 31, 2014 As a % of Total Sales Sales $ 20,464,449 100% $ 19,535,516 100% Gross Profit $ 11,288,597 55% $ 11,268,392 58% Operating Income $ 10,476,758 51% $ 10,549,294 54% Net Income $ 10,370,007 51% $ 10,872,073 56%

confidential and draft Balance Sheet We will continue to invest in our business, with expected positive operating cash flow fueled by our profit, we believe our operating cash is sufficient to sustain current level operations. Balance Sheet (All numbers USD) March 31, 2015 September 30, 2014 September 30, 2013 Cash and Cash Equivalents $ 5,820,529 $ 3,352,045 $ 2,408,520 Total Current Assets $ 20,928,093 $ 14,278,225 $ 8,895,229 Total Assets $ 65,073,532 $ 51,785,169 $ 42,161,547 Total Liabilities $ 8,983,683 $ 6,394,058 $ 6,514,451 Total Stockholders’ Equity $ 56,089,849 $ 45,391,111 $ 35,647,096

confidential and draft Management Team

confidential and draft Management Team Xingping Hou, Chairman, Chief Executive Officer and President Mr . Hou has been the Company’s Chairman of the Board of Directors, Chief Executive Officer and President since July 2012 . Mr . Hou has served as the Executive Director, Manager of General Fruit since March 2003 and as the Executive Director, Manager of General Preservation since July 2003 . Mr . Hou has also served as the Chairman of the Board of Directors for each of General Red Industry Group Co . , Ltd . and Shaanxi General Red Agricultural Development Co . , Ltd . since May 2010 and October 2010 , respectively . He has also served as the Chairman of the Board of Directors and President of General Red International, Inc . since November 2007 . Since May 2011 , Mr . Hou has served as the Chief Executive Officer, President and Chairman of General Red Holding, Inc . Mr . Hou has also served as a director of Hua Mei Investments Limited and Han Glory International Limited since April 2011 . A graduate of PLA Nanchang Army Institute, Mr . Hou is the Vice President of Gannan Navel Orange Association, Director of China Fruit Marketing Association and China Cold Chain Logistic Alliance, and Editor of Almanac of China Cold Chain Logistic . Amy Xue, Chief Financial Officer Ms . Xue is the Chief Financial Officer of the Company . She has extensive experience in U . S . GAAP financial reporting and public accounting, and she has performed audit and accounting services for a number of listed companies in a variety of industries . From October 2010 to June 2013 , she was the partner of Wall Street CPA Services, LLC, an accounting firm in New York City that provided financial advisory and accounting services to listed and unlisted companies . From September 2007 to October 2010 , Ms . Xue was a senior manager of Acquavella, Chiarelli, Shuster, Berkower & Co . , LLP, a public accounting firm in New Jersey with an office in New York that provided audit services to listed and unlisted companies . Ms . Xue holds a M . S . in Accounting from Binghamton University and a B . S . in Law from Peking University in Beijing, China . She is a U . S . Certified Public Accountant in New York and a member of the American Institute of Certified Public Accountants (AICPA) . Shaokang Zeng, Secretary and Director Mr. Zeng has served as the Finance Department Manager of General Fruit since December 2006. He graduated from the People’s Un ive rsity of China where he studied accounting and received an MBA from Beijing University of Chemical Technology, College of Business Adm ini stration. Mr. Zeng brings financial and strategic experience to the Company’s Board of Directors. He devotes as much time as necessary to the business of the Company and currently holds no other directorships in any other reporting company.

confidential and draft Management Team Liwei Jia ， Independent Director He graduated with a Bachelor’s Degree in Economics from Beijing Industry and Commerce University in June 2001. He graduated w ith a Bachelor’s Degree in Economics from Beijing Industry and Commerce University in June 2001. Mr. Jia is a Chinese Certified Pub lic Accountant and an International Certified Internal Auditor. From July 2001 to December 2003, Mr. Jia was the project manager at Zhongrui He ngxin Accounting Firm. From January 2004 to December 2011, Mr. Jia was the Senior Audit Manager at PricewaterhouseCoopers Zhong Tia n L LP and participated in the financial audit and internal control audits of a number of large Chinese public companies. From November 201 1 to April 2012, Mr. Jia was the Executive Director of Funds and Assets Management of Beijing Shangyin Zhisheng Investments and Funds Manageme nt Co., Ltd. From December 2012 to the present, Mr. Jia has been the managing director of Zhongfu Runde Investments Co., Ltd. Mr. Jia’s ex per ience in financial and internal control audits, as well as his knowledge about finance, qualify him to serve on the Board of Directors . Wei Lu ， Independent Director He graduated with a Master of Business Administration from University of Southern California, Marshall Business School in May 20 03. From September 2003 to April 2007, Mr. Lu was the director of Fidelity Capital Investment Partners, providing advisory services fo r C hinese companies’ oversea listings. From May 2007 to December 2009, Mr. Lu was the managing director of World Capital Market Inc, providing con sul ting service for Chinese companies’ mergers & acquisitions. From January 2010 to May 2011, Mr. Lu was the Chief Financial Officer of Chong qin g Maotian Group, assisting with the external financial audit, road shows and reorganization. From May 2011 to the present, Mr. Lu has b een a partner of Newmargin Capital, providing services for private equity and corporate finance. Mr. Lu’s experience advising, and knowledge, ab out Chinese companies listing overseas, as well as his experience with financial audits and corporate finance, qualify Mr. Lu to serve on th e Board of Directors. Hongcai Li ， Independent Director He earned a Bachelor’s degree in Economics from Chongqing Institute of Industrial Management. Mr. Li is a certified intermedi ate level accountant. From July 1998 to March 2001, Mr. Li served as the accounting manager of Chognqing Chaohua Technology Co., Ltd. F rom April 2001 to November 2006, Mr. Li served as the Department Manager of Guomei Electronics Co Ltd. From December 2006 to March 2011 , M r. Li was the Vice President of Accounting of Tianyin Pharmaceutical Co, Inc, a NYSE MKT listed company and handled the preparation of financial statements and accounting reporting. From April 2011 to the present, Mr. Li has served as the chief financial officer of Sich uan Qiangjiang Stone Company and Sichuan Huide Financing and Guaranty Company. Mr. Li’s knowledge of accounting and his experience with internal pro cesses of preparation of financial statements and accounting reporting qualify Mr. Lu to serve on the Board of Directors.

Corporate Structure



Other Shareholders
Hua Mei Investments*
Across Asia Investments
Ever Shining Investments
23.59%
62.80%
6.80%
6.81%
General Agriculture Corp. (DE)
100%
Outside China
General Red Holding, Inc. (DE)
100%
Sheng Da Holdings Limited (BVI)
100%
Han Glory International (BVI)
100%
Greater China International (HK)
100%
Hanxin Agriculture (WFOE)
100%
Inside China
General Fruit (PRC)
100%
General Preservation (PRC)

* Xingping Hou is the sole director of Hua Mei Investments Limited, and Zhihao Sabio Zhang owns all of the outstanding shares of Hua Mei Investment Ltd. Pursuant to a call option agreement dated July 1, 2012, Mr. Hou has the right to purchase all of the shares in Hua Mei Investments Limited held by Mr. Zhang. Such option vests in three annual installments over a period of three years, of which 34% became exercisable on July 1, 2013, 33% becomes exercisable on July 1, 2014, and the remaining 33% becomes exercisable on July 1, 2015. The option expires on July 1, 2017 confidential and draft Investment Highlights

confidential and draft Investment Highlights □ China domestic production is still fragmented with a large number of small - scale farmers, which represents a great opportunity for future consolidation □ Exciting market opportunity in the Chinese high - end fruit segment □ General Agriculture Corporation is one of the leading producers of navel oranges in Gannan (Jiangxi Province) □ High quality product and strong brand recognition □ Vertically integrated operations provide competitive advantages □ Strong management team with extensive experience in fruit industry